United States
                  Securities and exchange Commission
                         Washington, DC 20549

                            Form 12b-25

                      Notification of Late Filing


(Check One): / /Form 10-K / /Form 20-F / /Form 11-K /X/Form 10-Q / /Form NSAR

   For Period Ended: May 31, 2001

            / /Transition Report on Form 10-K
            / /Transition Report on Form 20-F
            / /Transition Report on Form 11-K
            / /Transition Report on Form 10-Q
            / /Transition Report on Form N-SAR

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:______________________________________________________________________

PART I - REGISTRANT INFORMATION

                            Omninet Media.com Inc.
                           Full Name of Registrant

                                    N/A
                           Former Name if Applicable

000-28395
SEC File Number

5580 LaJolla Blvd. #071                          LaJolla, CA 92037-7651
Address of Principal Executive Office            City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed.

 /X/ (a) the reasons described in reasonable detail in Part III of this form could not be eliminated with unreasonable effort or expense;

 / / (b) the subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report if transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 / / (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III - Narrative

The Company's accountants are currently attempting to verify certain information. It is anticipated such information may require certain adjustments to the financial statements.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

James N. Barber            (801) (364-6500)
   (Name)            (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? / / Yes /x / No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                         Omninet Media.com Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized. Dated: July 16, 2001

                                     By: /s/
                                     _______________________________________
                                     Jim Graves